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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. *)


                       Allegro New Media, Inc.
                           (Name of Issuer)

                            Common Stock

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                    (Title of Class of Securities)

                              016903106
                            (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (2-92)

SCHEDULE 13G

CUSIP No. 016903106

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1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:  94-3088699
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  /  (b)/X/
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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       NUMBER OF         5    SOLE VOTING POWER
        SHARES                -0-
     BENEFICIALLY        --------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
        EACH                  186,018
      REPORTING          --------------------------------------------------
       PERSON            7    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              186,018
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     186,018

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     2.3%
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14   TYPE OF REPORTING PERSON*
     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13G

CUSIP No. 016903106                                    Page 3 of 7 Pages

ITEM 1.

     (a)  The name of the issuer is Allegro New Media, Inc. ("Allegro").

     (b) The principal executive office of Allegro is located at 16 Passaic Avenue, Unit 6, Fairfield, NJ 07004.


ITEM 2.

     (a) The name of the person filing this statement is Palo Alto Investors ("PAI").

     (b) The principal business office of PAI is located at 431 Florence Street, Suite 200, Palo Alto, CA 94301.

     (c)  PAI is a California corporation.

     (d) This statement relates to shares of Common Stock of Allegro (the "Stock"). PAI had previously filed a Schedule 13G reflecting the beneficial ownership of 6.45% of the outstanding shares of Common Stock of Software Publishing Corp., which was acquired by Allegro as of December 31, 1996.

     (e)  The CUSIP number of the Stock is 016903106.

                         SCHEDULE 13G

CUSIP No. 016903106                               Page 4 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) /XX/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(F)

     (h)  /  /  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

     Not applicable.

                                   SCHEDULE 13G

CUSIP No. 016903106                                         Page 5 of 7 Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / X /.

Instruction:  Dissolution of a group requires a response to this item.

                                   SCHEDULE 13G

CUSIP No. 016903106                          Page 6 of 7 Pages

ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than 5 percent of the class.

                                   SCHEDULE 13G

CUSIP No. 016903106                          Page 7 of 7 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February 13, 1997

Palo Alto Investors


By:  /s/ William L. Edwards
     William L. Edwards, President

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